================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           U.S.I. HOLDINGS CORPORATION
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                           U.S.I. HOLDINGS CORPORATION
--------------------------------------------------------------------------------
                  (Name of Filing Person (Issuer and offeror))
                                -----------------
                        STOCK APPRECIATION RIGHTS (SARs)
                         (Title of Class of Securities)
                                -----------------
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                                          Copy to:
    Ernest J. Newborn, II, Esq.                       Jonathan I. Mark, Esq.
       Senior Vice President,                        CAHILL GORDON & REINDEL
   General Counsel and Secretary                          80 Pine Street
    U.S.I. HOLDINGS CORPORATION                   New York, New York 10005-1702
  50 California Street, 24th Floor                        (212) 701-3000
San Francisco, California 94111-4796
           (415) 983-0100

                 (Name, address and telephone number of persons
               authorized to receive notices and communications on
                            behalf of filing persons)
                                -----------------

                            CALCULATION OF FILING FEE
================================================================================
      Transaction Valuation                       Amount of Filing Fee
--------------------------------------------------------------------------------
                *                                           *
================================================================================

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before commencement of a tender offer.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  Not Applicable        Filing Party: Not Applicable
     Form or Registration No.: Not Applicable       Date Filed: Not Applicable

================================================================================

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /    third-party tender offer subject to Rule 14d-1.
     /X/    Issuer tender offer subject to Rule 13e-4.
     / /    going-private transaction subject to Rule 13e-3.
     / /    amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer.: / /

     The following preliminary communication related to an intended issuer tender offer, which does not constitute an offer to purchase, appears in substantially the form set forth below on page 13, 40, 62 and 64 of Amendment No. 4 to a registration statement filed on Form S-1 by U.S.I. Holdings Corporation ("USI") on August 30, 2002.

         Soon after the consummation of this offering, we intend to make an offer to exchange outstanding SARs held by current employees and consultants for stock options or stock under our 2002 Equity Incentive Plan.*

     In addition, the communications attached as exhibits hereto were distributed by USI to SAR holders who are current employees and consultants via mail or were available on USI's website established for these individuals as noted below.

         Item 12. Exhibits

         EXHIBIT

         NUMBER       DESCRIPTION

         (a)(i) Cover Letter from David L. Eslick, Chairman, President and Chief Executive Officer of U.S.I., to SAR holders.

         (a)(ii) "Calling All SARs, A Personalized Report of Your U.S.I. Stock Appreciation Rights."

         (a)(iii)     Stock Appreciation Rights (SARs) Indication of Interest
                      Form.

         (a)(iv) Frequently Asked Questions and Their Answers (only available on portion of USI website established for this purpose).

     USI has not commenced the offer to purchase that is referred to in this communication. Upon commencement of such offer, USI will file with the Securities and Exchange Commission a completed Schedule TO and related exhibits, including the offer to purchase and other related documents. SAR holders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to purchase and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and from USI SAR holders who wish to obtain a copy of Schedule TO and related exhibits from USI, including the offer to purchase and other related documents, when these become available, should contact Ernest J. Newborn, II, Esq., Senior Vice President, General Counsel and Secretary, USI Holdings Corporation, 50 California Street, 24th Floor, San Francisco, California 94111-4796, telephone: (415) 983-0100. THIS DESCRIPTION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES.

                           -------------------------

     This announcement may contain forward-looking statements that are based on our current expectations and estimates, and reflect management's beliefs and certain assumptions made by us upon information available to us at this time. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "may," "will,"


----------

* This language in Amendment No. 4 represents the most recent version of this disclosure. Substantially similar disclosure appeared in the initial filing made on April 30, 2002 and in each subsequent amendment.

and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

                                                                  Exhibit (a)(i)

                               [On USI Letterhead]


[Date]

[Name of employee]
[Address]
[Address]

Dear [name of employee,]

     As you may have heard, we are working diligently to take USI public in July 2002 through an initial public offering (IPO). I am personally very excited about the possibility of the IPO and the opportunities it will bring, both to our business and to all employees.

     In advance of the IPO, I am pleased to be launching the "Calling All SARs Program" for holders of USI Stock Appreciation Rights, or SARs. As you may recall, SARs were granted to you so that you could benefit from the growth in value of the company. However, until now, you had no opportunity to do anything with the SARs you were granted. The "Calling All SARs Program" will enable you to have greater control of your SARs and in some cases may allow you to realize greater value from them.

     Please review the enclosed personalized SARs Report, as it will help guide you through the process of deciding what to do with your SARs when, at a later date, a definitive offer to exchange them is made. At this point we are asking for you to indicate what you might wish to do when an exchange is offered to you. If for some reason the IPO does not go through, the offer to exchange will not be made and you will continue to hold your SARs as you presently do.

     The report also itemizes your grants, including the reference price at the time of the grant and indicates whether or not your SARs will immediately vest at the IPO. And because there may be tax consequences with your decision, it is also important to review all information, including the Frequently Asked Questions and Their Answers that are available to you online. You are urged to speak with your personal tax advisor on this matter.

     Please review your statement, indicate your interest regarding your SARs, and complete and submit the indication of interest form by June 29th. If you feel this report does not accurately reflect your SARs, please let us know.

     We will keep you posted on the progress of our efforts to go public. As you may know, however, various regulatory agencies limit what we can say until we pass certain hurdles in a long and complex process. More to come.

                                   Sincerely,


                                    David L. Eslick
                                    Chairman, President & CEO

                                                                 Exhibit (a)(ii)





                                Calling All SARs

                          A Personalized Report of Your
                          USI Stock Appreciation Rights

                                  Prepared for:
                                 [Employee Name]
                               [Employee Address]
                               [Employee Address]
                            [Social Security Number]
               [LT# - XXXXXXXXX - needed to process your exchange]

                              Your Action Requested

This information is intended for you only. USI requests that you maintain it in confidence. You should not copy it or share it with others, except that you may share this information with your tax, accounting and legal advisors for the purpose of obtaining their advice with respect to the indications of interest you make regarding the matters contained in this report.

These materials are being provided to you for informational purposes only and do not constitute an offer to sell or exchange any securities of USI and USI is not soliciting an offer to buy or exchange any securities of USI hereby.

Until the IPO is completed and USI's common stock is listed on the New York Stock Exchange, no offer to exchange SARs for options will be made by USI. Therefore, no assurance can be given that an offer to exchange SARs for options or stock as discussed in this report will be made.

Dear [name of employee],

USI is heading down the path towards completing an initial public offering (IPO) in the next few months. Through the "Calling All SARs" program, you now have the opportunity, as described in this report, to express your interest in an exchange of your Stock Appreciation Rights (SARs) for stock options, and in some cases, stock.

This personalized statement:

     o Summarizes your SARs ownership, with relevant information on each grant.

     o    Provides some basic information on how SARs and stock options work.

     o Walks you through the alternatives relating to your SARs, with guidance on how evaluate these alternatives.

Please reply by June 29, 2002.

Any indication of interest you submit with respect to an exchange of your SARs for stock options or stock will not be acted upon by USI until the IPO is completed and USI's common stock is listed on the New York Stock Exchange. If for some reason the IPO does not happen, your SARs will not be affected.

Our records show that you have been granted [total number] SARs as shown below. Please review this information and compare it with your records. If you have questions or feel there are any discrepancies, please call 888-634-6468.


-------------------------------------------------------------------------------------------------------------
                                                                                      SARs Immediately Vest
      Date SARs             Number of          SARs Reference      Date SARs Are       at the IPO (yes/no)
     Were Issued           SARs Granted            Price            100% Vested
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------


Please note that the above summary of your SARs does not claim to be complete and is subject to and qualified by reference to all provisions of USI's 1995 Long-Term Incentive and Share Award Plan. Your SAR award agreement remains the governing document, the provisions of which are referred to in this document.

What You Should Know About Your SARs

     o Stock Appreciation Rights (SARs) were granted to you in the past so that you could benefit from the growth in the value of the company, and specifically the growth in USI's stock price.

     o You have been vesting in, or earning the right to your SARs, generally at a rate of 20% a year over the five-year period following the date the SARs were granted to you. Your SARs agreement will indicate if any exception applies.

     o [variable copy] Some SARs will become 100% vested (to the extent they are not already vested) and exercised at the time of the IPO. If the far right hand column of the table on the previous page has a "Yes" in it, the SARs shown in that row will become immediately vested at the IPO.

     o [variable copy] If your SARs become immediately vested at the IPO, you will be entitled to receive payment for the value of your SARs (to the extent they have value) 50% in cash and 50% in stock. However, you will be required to pay taxes on the entire value of these SARs at your ordinary income tax rate. More information about these SARs appears later in this report.

     o USI's stock price must exceed your SARs reference price for your SARs to have any value. The value of your SARs at the IPO is the difference between USI's stock price at the IPO and your SARs reference price.

     o You cannot realize the value of your SARs until the earlier of the following events:

          o    USI is purchased by another company.

          o    You leave USI voluntarily or involuntarily (unless for cause).

          o [variable copy] The IPO is completed and your SARs immediately vest.

That's why it's important you understand the value of the opportunity to exchange your SARs for stock options or stock. By making an exchange, you will be able to realize the value of your SARs once your stock options or stock are vested. Read on to learn more.

What You Should Know About the "Calling All SARs" Program, Stock Options and
Stock

     o To enable you to realize the value of your SARs, we intend to offer you an opportunity to exchange your SARs for either stock options or stock. The reference price of your SARs will determine whether you can receive stock options or stock. An offer to exchange will occur once the IPO is completed and the USI common stock is listed on the New York Stock Exchange.

     o At the time of the IPO, we anticipate completing a 2 for 5 reverse stock split. However, a reverse stock split does not change the value of any SARs, stock options or stock that you may own. Therefore, this reverse stock split should not influence your evaluation of the alternatives regarding your SARs. For a more detailed explanation of our proposed reverse stock split, please go online and review the Frequently Asked Questions and Their Answers.

     o [variable copy] The exchange opportunity will not apply to SARs that have a reference price of $0.01 and will immediately vest at the IPO. As stated above, at the IPO, these SARs will be paid out, 50% in cash and 50% in stock.

     o Stock options work much the same as SARs except that the "reference price" for a stock option is called its "exercise price." The value of a stock option upon exercise is calculated in the same manner it is calculated for SARs. Stock options have vesting schedules just like SARs do.

     o The key difference between SARs and stock options is that with stock options, you can "cash-in" on their value as they become vested, generally anytime after the 180-day period immediately following the IPO, subject to certain restrictions under the securities laws which may be applicable from time to time, and related company policies. Stock options cannot be cashed in during the 180-day lockup period to protect the value of the stock during the early days it is publicly traded. We will give you more information on how to cash-in the value of your options in the months ahead.

     o When you do exercise your options, you will be taxed on the difference between the exercise price and the fair market value at the time of exercise. This tax will be withheld for you. Contact your tax advisor for more guidance.

     o Stock represents direct ownership in USI and entitles you to voting rights and other privileges. Vested stock can be sold after the lockup period, subject to certain restrictions under the securities laws, which may be applicable from time to time, and related company policies. Different tax rules apply when you sell stock. Contact your tax advisor for more guidance.

     o If you have more questions about SARs, stock options, or stock, please refer to the Frequently Asked Questions available to you online at www.corporate-action.net/USI.

What You Are Being Requested To Do

[Variable copy if employee has SARs with a reference price of $0.01 that will immediately vest at the IPO]

[SARs with a reference price of $0.01 that will become 100% vested at the time of the IPO and get exercised

You have X, XXX SARs in this category. There will be no decision for you to make for these SARs.

At the time of the IPO, these SARs will become 100% vested (to the extent they are not already vested) and their value will be paid to you 50% in cash and 50% in stock.

The value of each of your SARs will be equal to the difference in USI's stock price at the time of the IPO, and the reference price of $0.01. However, you will be required to pay taxes on the value of these SARs, and so we will withhold much of the cash you are to receive to cover your taxes.

Generally, the stock you receive at the time of the IPO can be sold after the 180-day lockup period, subject to certain restrictions under the securities laws which may be applicable from time to time, and related company policies. Review the Frequently Asked Questions and Their Answers to get more information on stock ownership. Also, while there will be no decision for you to make, please sign the enclosed form and return it in the enclosed envelope.]

[Variable copy if employee has $0.01 SARs that will not immediately vest at the IPO.]

[SARs with a reference price of $0.01 that will not immediately vest at the IPO

You have X, XXX SARs in this category. You have two alternatives:

Alternative #1

Exchange your SARs for common stock of equal value, net of applicable taxes.

The value of your SARs is equal to the difference between USI's stock price at the time of the IPO and the reference price of $0.01.

The IRS will treat this exchange as a taxable event, so we will deduct the taxes from the value of the shares you receive.

The stock you receive will be vested in the same proportion your SARs are currently vested and will continue to follow the same vesting schedule after the IPO. Vested stock can be sold, generally anytime after the 180-day lockup period, subject to certain restrictions under the securities laws which may be applicable from time to time, and related company policies.

Alternative #2

Keep your SARs.

Refer to the previous section titled "What You Should Know About Your SARs" for a description of how your SARs work.

How To Evaluate Your Alternatives

With alternative #1, you control the timing of when you want to realize the value of your SARs. In general, any time after the 180-day lockup period, you can sell any vested shares, subject to certain restrictions under the securities laws, which may be applicable from time to time, and related company policies.

When you sell the stock, you may have to pay taxes. Contact your tax advisor for more information.

Under alternative #2, you will continue to hold onto your SARs and defer any payment of taxes until they are exercised.

However, to exercise your SARs, you will have to wait until either:

     o    USI is purchased by another company.

     o    You leave USI, voluntarily or involuntarily (unless for cause).

[Variable copy if employee has SARs in/at or below the money, that immediately vest at the IPO]

[SARs with a reference price of $X.XX that become 100% vested at the time of the IPO and get exercised

You have XX, XXX SARs in this category. At the time of the IPO, these SARs will become 100% vested (to the extent they are not already vested). You have two alternatives.

Alternative #1.

Exchange your SARs for stock options.

         At the time of the IPO, you will be offered the opportunity to receive a number of stock options equal to the number of SARs you have in this category, adjusted for the anticipated reverse stock split. These options will have a strike price equal to the lesser of the reference price of your SARs or the IPO price, as adjusted for the anticipated reverse stock split. The options you are granted will be 100% vested - owned entirely by you. You can exercise these options, generally anytime after the 180-day lockup period, subject to certain restrictions under the securities laws which may be applicable from time to time, and related company policies.

Alternative #2.

Keep your SARs.

If you choose to keep your SARs at the time of the IPO, they will become 100% vested (to the extent they are not already vested) and you will automatically receive payment of their value 50% in cash and 50% in stock.

         The value of your SARs, if any, will be equal to the difference in the IPO price and the reference price of the SARs. However, you will be required to pay taxes on the value of the SARs. We will withhold much of the cash you are to receive to cover your taxes. Because the stock you receive is vested, it can be sold generally anytime after the 180-day lockup period, subject to certain restrictions under the securities laws which may be applicable from time to time, and related company policies.

How to Evaluate Your Alternatives

With alternative #1, you will have the opportunity to receive options, which give you control over the timing of realizing the value of your SARs. Also, you will be protected against having nothing but worthless SARs in the event the IPO price is below your SARs reference price, because you will be granted new options. If the IPO price is below your SARs reference price, you will get the benefit of having the exercise price of your stock options reduced to the IPO price. The value of this adjustment could be substantial depending on the number of SARs you have. You will not have the benefit of this protection if you select alternative #2.

Under alternative #2, your SARs will get exercised at the time of the IPO. However, to the extent your SARs have value, much of the cash you receive will be withheld to pay your taxes, and the stock you receive won't be available for sale immediately because of the 180-day lockup restriction. Also, remember that if the IPO price ends up being lower than your SARs reference price, your SARs will be worthless and they will expire.]

[Variable copy if employee has SARs in/at or below the money, that do not immediately vest at the IPO]

[SARs with a reference price of $X.XX (no immediate vesting)

You have XX,XXX SARs in this category. You have two alternatives.

Alternative #1

Exchange your SARs for stock options.

         At the time of the IPO, you will be offered the opportunity to receive a number of stock options equal to the number of SARs you have in this category. These options will have a strike price equal to the lesser of the reference price of your SARs or the IPO price. The vesting schedule that applied to the SARs will carry over to the options you receive and continue. Vested options can generally be exercised anytime after the 180-day lockup period, subject to certain restrictions under the securities laws, which may be applicable from time to time, and related company policies.

Alternative #2

You can elect to keep your SARs.

Refer to the previous section titled "What You Should Know About Your SARs" for a description on how your SARs work.

How to Evaluate Your Alternatives

With alternative #1, you will be offered the opportunity to receive options, which give you greater control over the timing of realizing the value of your SARs. Also, if the IPO price is below your SARs reference price, you will get the benefit of having the exercise price of your stock options reduced to the IPO price. The value of this adjustment could be substantial depending on the number of SARs you have. This benefit will not be available to you if you select alternative #2.

With alternative #2, you will continue to hold onto your SARs. However, to exercise your SARs, you will have to wait until either:

     o    USI is purchased by another company.

     o    You leave USI, voluntarily or involuntarily (except for cause).

Next Steps To Take

If you have questions about your SARs and your alternatives, you have several sources of information to help you:

     o Review the Frequently Asked Questions and Their Answers at www.corporate-action.net/USI.

     o Call our Call Center, especially set up to help you understand your SARs and the alternatives. You can call 888-634-6468 between 9 a.m. and 5:30 p.m., ET Monday through Friday.

Once you are comfortable with what you wish to indicate, you can access and submit your form online at www.corporate-action.net/USI. Be sure to have your LT# number ready, which is shown on the cover of this personalized report and on the enclosed form.

Or, if you prefer, please complete the enclosed form and return it via certified mail to Mellon Investor Services, LLC, ATTN: Reorganization Department, P.O. Box 3304, South Hackensack, NJ 07606-1900. Alternatively, you may use the enclosed pre-addressed envelope to send via U.S. mail, however, we highly recommend you use certified mail to ensure delivery.

Your indication of interest should be submitted by June 29, 2002.

                                                                Exhibit (a)(iii)

Stock Appreciation Rights (SARs) Indication of Interest Form

[Name of Employee]
[Address]
[Address]
[Social Security Number]
[LT # XXXXXXXXX]

After carefully reading the enclosed personalized report of your SARs, please complete this indication of interest form and return it via certified mail to Mellon Investor Services, LLC, ATTN: Reorganization Department, P.O. Box 3304, South Hackensack, NJ 07606-1900.

Alternatively, you may use the enclosed pre-addressed envelope to send via U.S. mail, however, we highly recommend you use certified mail to ensure delivery. Your indication of interest should be submitted by June 29, 2002.

Please be sure to indicate your interest with regard to each SAR that you hold. Be sure to sign and date the bottom of the reverse side of this form.

If you have questions regarding your indications of interest, please call the Call Center at 888-634-6468 between 9 AM and 5:30 PM, ET Monday through Friday.

[X,XXX SARs issued on XX/XX/XX with a reference price of $0.01 that immediately vest at the IPO, (grant number XXX)

You do not need make any indication for these SARs, however, please sign and return this form in any event.]

[X,XXX SARs issued on XX/XX/XX with a reference price of $X.XX, (grant number
XXX)

         / /        Alternative #1
         / /        Alternative #2]

[X,XXX SARs issued on XX/XX/XX with a reference price of $X.XX. (grant number
XXX)

         / /        Alternative #1
         / /        Alternative #2]

[X,XXX SARs issued on XX/XX/XX with a reference price of $X.XX, (grant number
XXX)

         / /      Alternative #1
         / /        Alternative #2]

[X,XXX SARs issued on XX/XX/XX with a reference price of $X.XX, (grant number
XXX)

         / /        Alternative #1
         / /        Alternative #2]

[X,XXX SARs issued on XX/XX/XX with a reference price of $X.XX, (grant number
XXX)

         / /        Alternative #1
         / /        Alternative #2]

Please read the USI Shareholders' and Warrantholders' Agreement to which you will become a party upon completion of the exchange of your SARs for USI common stock and/or options exercisable for USI common stock.

The Shareholders' and Warrantholders' Agreement will place certain restrictions on your ability to transfer USI common stock, may require you to transfer it in the case of a change in control of USI, and will give you certain rights to have your common stock registered for sale. Among other things, you should note that the Shareholders' and Warrantholders' Agreement contains a provision that will restrict your ability to transfer USI common stock for a period of 180 days from the date USI's initial public offering commences. You should read the Shareholders' and Warrantholders' Agreement carefully. You can access a copy of the USI Shareholders' and Warrantholders' Agreement by going online at www.corporate-action.net/USI.

I understand that no offer or sale of securities of USI is presently being made to me. The submission of my elections constitutes a non-binding indication of my interest in exchanging my SARs in the manner so indicated, subject to the conditions and qualifications described in the personalized report sent to me by USI. I further understand that no offer to exchange my SARs will be made to me by USI unless and until the initial public offering of USI is completed and the common stock of USI is listed on the New York Stock Exchange. Until that occurs, I may modify or revoke the indication of interest I submit and may elect to reject the offer to exchange my SARs when and if it is made to me by USI.

I also acknowledge that by executing a copy of this form, I have received and carefully read my SARs personalized report and expressly confirm the accuracy of the SAR data contained therein.

I hereby further understand that when and if I exchange my SARs, I will be required to become a party to the USI Shareholders' and Warrantholders' Agreement, entitled to the rights and subject to the obligations thereof.



--------------------------------------------------------------------------------
Signature                                                              Date

                                                                 Exhibit (a)(iv)


                Questions About Stock Appreciation Rights (SARs)


Q1.  What is a SAR?

     A1. SAR is the abbreviation for a Stock Appreciation Right. A SAR gives you the opportunity to share in the appreciation of the value of USI's stock price over the reference price of the SAR. At the IPO, the value of your SARs will be the difference between USI's stock price and the reference price of your SARs. In most cases, SARs were granted to you as a reward for your contribution and dedication to the company. As a result, you bear no risk of financial loss from your SARs, even if their value does not appreciate.

Q2.  What is meant by "reference price?"

     A2. The reference price of your SARs is a baseline price over which the value of USI stock must appreciate in order for your SARs to have value. In most cases, your SARs reference price was set to equal the market value of USI stock at the time of the grant. The reference price of your SARs is shown on your personalized report.

Q3.  Why did USI grant SARs to individuals over the years?

     A3. In most cases, SARs were granted as a reward for ongoing contributions and dedication to the company.

Q4. What is the value of my SARs today?

     A4. The value of your SARs today is the difference, if any, between the current market value of USI stock and the reference price of your SARs.

Q5. What will the market value of USI stock be at the IPO?

     A5. The market value of USI stock at the IPO is determined by investors buying USI stock. These investors look at a wide range of financial and other indicators in setting a value for the stock. We will not know the market value until the IPO.

Q6.  My SARs vest over a five-year period.  What does that mean?

     A6. Vesting essentially means ownership. If your SARs vest over a five-year period, you "own" 20% of them each year.

Q7.  When my SARs are vested, what can I do with them?

     A7. Before the IPO, you are unable to do anything with your vested SARs. In general, shortly after the completion of the IPO, you will be offered the opportunity to exchange them for either stock options or stock, depending on the kind of SARs you have. Following the IPO, and subject to certain restrictions that may apply, you will be able to exercise your vested stock options and sell your vested stock.

Q8. If I don't exchange my SARs, what, if anything, can I do with them after the IPO?

     A8. If you don't elect to exchange your SARs for stock options or stock shortly after the completion of the IPO, you will not be able to control the timing of realizing the value of your SARs. Also, other than the offer that USI intends to make shortly after the completion of the IPO, you may not have another opportunity to exchange your SARs for stock options or stock. USI has reserved the right to determine whether or not to make similar exchange offers in the future and no assurance can be given by USI that it will make similar offers in the future.

Q9.  What alternatives do I have with my SARs?

     A9. Please refer to the personalized report of your SARs. That report will tell you about the SARs you hold and your exchange alternatives.

Q10.  Why are there different alternatives about SARs?

     A10. When each of the SARs was granted, the documents specified what would happen if the company went public. As a result, some SARs are treated differently than others and we must honor the terms of the different agreements.

Q11.  Must I indicate what I wish to do with my SARs at this time?  Why?

     A11. Yes. At this time, you need to indicate if you would have an interest in continuing to hold your SARs, or exchange them for stock options or stock, when an offer to do so is made shortly after the completion of the IPO.

Q12.  Will I have to pay any taxes if I exchange my SARs?

     A12. In general, you will not have to pay taxes when you exchange your SARs for stock options. However, when you exchange your SARs for stock, the IRS will consider that a taxable event. Upon this event, we will withhold taxes on your behalf and deduct that amount from the amount of stock you receive. Ultimately, the tax consequences of exchanging your SARs will be determined by your personal tax situation and the federal, state and local tax rules that apply to you, and so we urge you to consult with your tax advisor to understand the personal tax consequences of exchanging your SARs.

Q13.  How will USI benefit when my SARs are exchanged?

     A13. Changes in the intrinsic value of outstanding SARs (the difference between the reference price of the SARs and the market value of USI stock) must be recorded on the company's income statement as an expense. Because USI's stock price will fluctuate, the expense that is recorded would fluctuate as well. As a result, it is important to USI that all SARs are exchanged for either stock options or stock.

Q14.  If I have more questions about my SARs, how can I get answers?

     A14. If you still have questions about your SARs, contact the Call Center at 888-634-6468. A service representative will be available to answer your questions, Monday through Friday, from 9am to 5:30pm, ET from now until June 29, 2002.

Q15.  How do I indicate my interest in the alternatives?

     A15. There are two ways you can indicate your interest to exchange your SARs.

     Once you are comfortable with what you wish to indicate, you can access and submit the information online at www.corporate-action.net/USI. Be sure to have your LT# number ready, which is shown on the cover of the personalized report and on the form enclosed with that report.

     Or, if you prefer, please complete the form that came with the personalized report of your SARs and return it via certified mail to Mellon Investor Services, LLC, ATTN: Reorganization Department, P.O. Box 3304, South Hackensack, NJ 07606-1900. Alternatively, you may use the pre-addressed envelope that was also provided to you to send the form via U.S. mail, however, we highly recommend you use certified mail to ensure delivery.

                          Questions About Stock Options


Q1.  What is a stock option?

     A1. A stock option is the right to purchase stock at a specified price, referred to as the exercise price, within a stated period sometime in the future.

Q2.  Why would I be interested in exchanging my SARs for stock options?

     A2. There are two reasons you may be interested in doing this. First, by exchanging your SARs for stock options, once the stock options are vested, you have the opportunity to "exercise" those options at a later date - that is, you can purchase some or all of the shares of stock for which you hold options and then sell the stock. Second, if you do not elect to exchange your SARs when an offer is made for you to do so shortly after the completion of the IPO, there is no guarantee that you will have a similar opportunity again. USI has reserved the right to determine whether or not to make similar exchange offers in the future and no assurance can be given by USI that it will make similar offers in the future.

Q3.  If I exchange my SARs for stock options, what then?

     A3. If you exchange your SARs for stock options, then after the IPO your vested options can be exercised. By exercising your vested options, you will be able to realize their value, which will be equal to the difference between USI's stock price at the time of exercise and your option's exercise price.

Q4. If I exchange my SARs for stock options, will those options have the same vesting schedule as my SARs?

     A4. Yes. The vesting schedule of your options will track the vesting schedule and certain related provisions provided in your SARs agreement. Refer to the personalized report of your SARs and your SARs agreement for more information on how your SARs vest.

Q5.  What does it mean to "exercise" a stock option?

     A5. To exercise a stock option means to purchase some or all of the shares of stock, at a specified price (the "exercise price"), for which you have options. Once you actually own the shares, you are generally free to sell them anytime after the 180-day lockup period, subject to certain restrictions under the securities laws, which may be applicable from time to time, and related company policies.

Q6.  What are the tax consequences of exercising my options?

     A6. Exercising an option is considered a taxable event by the IRS. In general, when you exercise your options, the company will be required to withhold employment and income taxes. The tax liability is based on the difference between the price of USI's stock at the time of exercise and the exercise price of your options. When you sell your stock, the IRS will consider that sale a taxable event, and any gain will be taxed at the capital gains rate. We urge you to consult with your tax advisor to understand the consequences of exchanging the options that you may receive.

Q7.  What is the 180-day lockup period?

     A7. The 180-day lockup period is the first 180 days after the IPO during which employees and other pre-IPO investors cannot sell their stock. It is very typical to have lockup periods in an IPO, and a 180-lockup period is fairly standard.

Q8.  Why is there a 180-day lockup period?

     A8. The lockup period is meant to protect the value of a company's stock during the early days that it is publicly traded by preventing shareholders from "dumping" their shares all at once in the open market.

Q9.  What happens to the stock options if I leave the company?

     A9. If you leave the company and you are holding vested stock options, you will have a period of time after you leave to exercise your options. The period of time available to you will be referenced in your actual option agreement with the company.

                    Questions About Stock and Stock Ownership


Q1.  What is stock?

     A1. Stock is ownership of a corporation represented by shares that are claims on the corporation's earnings and assets.

Q2.  Why should I be interested in owning stock in USI?

     A2. Some individuals enjoy ownership in the company they work for because it enables them to share in the potential value creation of the organization they help to build.

Q3.  What will be the price of USI stock at the IPO?

     A3. The market value, or the price, of USI stock at the IPO is determined by investors who look at a wide range of financial and other indicators to set a value for the stock. We will not know the market value until the IPO.

Q4.  Will the stock be listed on the New York Stock Exchange (NYSE)?

     A4. We intend to submit an application with the NYSE to be listed. We will be notified of our ability to be listed on the NYSE before we go public.

Q5.  What will be the ticker symbol for USI stock?

     A5. We are requesting the ticker symbol "USH."

Q6. My SARs agreement says that I have the right to receive the value of my SARs 50% in cash and 50% in stock upon an IPO. How soon after the IPO can I sell my stock?

     A6. Generally, you will be able to sell your stock after the 180-day lockup period following the IPO, subject to certain restrictions under the securities laws, which may be applicable from time to time, and related company policies.

Q7. What is the 180-day lockup period, and why do I have to wait 180 days to sell my stock?

     A7. The 180-day lockup period is the first 180 days after the IPO. All shareholders of USI have agreed not to sell their shares for at least 180 days after the IPO. This lockup period is meant to protect the value of the stock during the early days that the company is publicly traded.

Q8. Is there any advantage to holding onto my stock until a later date?

     A8. It all depends on whether or not you believe that the value of the stock will increase over time. As a shareholder, you assess the future prospects of the company and buy, sell and hold your shares accordingly.

Q9.  After the IPO, what will determine the value of the stock going forward?

     A9. Like any publicly traded stock, its market value will be determined by the financial strength of the company, expectations for future growth, general market conditions and other factors.

Q10.  Will there be future opportunities to purchase USI stock?

     A10. Yes. There will be company-sponsored plans for employees to purchase USI stock. You'll learn more about these programs in the weeks and months ahead. Additionally, you can purchase shares in the open market after the IPO through your personal stockbroker.

Q11.  Will there be a limit to the number of USI shares I can own?

     A11. No. However, there may be limits on the number of shares that are available through company-sponsored plans.

Q12.  Will I have to pay taxes when I sell my stock?

     A12. It depends. While the sale of stock is considered a taxable event, the amount of tax and applicable tax rate depends on a number of factors including your personal tax situation. Therefore, you may want to consult with your tax advisor to determine your personal tax situation.

                Questions About the Initial Public Offering (IPO)


Q1.  When is USI going public?

     A1. We anticipate completing our IPO sometime during the month of July.

Q2.  Do we know for sure that the IPO will go through?

     A2. In a process like this, there are never any guarantees. However, at this point, we anticipate being able to complete the IPO as planned.

Q3.  What will be the price of company stock at the IPO?

     A3. The market value, or the price, of USI stock at the IPO is determined by investors who look at a wide range of financial and other indicators to set a value for the stock. We will not know the market value until the IPO.

Q4. I have heard that at the IPO the company is planning on a 2 for 5 reverse-stock split. What does this mean and how will it affect the value of my SARs, stock options or shares of stock?

     A4. A reverse stock-split arithmetically increases the price of USI stock by reducing the number of outstanding shares. For example, a $7.00 per share stock price adjusted for a 2 for 5 reverse-stock split would be $17.50 ($7.00 times 5/2).

Because of the corresponding reduction in the number of outstanding shares, a reverse-stock split does not change the overall value of USI or the value of any SARs, stock options or shares of stock that you may own. Therefore, this stock split should not impact your consideration of the alternatives regarding your SARs.*

Q5. Explain to me the effect of the 2 for 5 reverse-stock split if I exchange my SARs for stock or stock options.

     A5. The effect of a 2 for 5 reverse-stock split also applies to the number of stock options or shares of stock that you would receive if you exchange your SARs for stock options or stock. For example, if you have 100 SARs that you elect to exchange for stock options after time of the IPO, you would receive 40 options (100 times 2/5).

     In order to keep the value of the 40 new options equal to the 100 SARs you exchanged, the strike price of the options will also be adjusted for the reverse-stock split. For example, if your SARs had a reference price of $6.20, then the exercise price of your options would be $15.50 ($6.20 times 5/2).

Since USI's stock price will have a corresponding adjustment, the reverse-stock split will not have an impact on the value of the SARs, or the stock options or stock for which you exchange your SARs.

     The following example shows how a reverse-stock split does not impact the value of your SARs.

                                                         Before the IPO
                                 Before the             but Adjusted for
                            Reverse-Stock Split       Reverse-Stock Split

USI Stock Price                   $7.00                    $17.50
(12/31/01)

Reference Price                   $6.20                    $15.50

----------

* This question and answer was presented in substantially the form indicated in each of the four sets of questions and answers.

"Value" per SAR                   $0.80                     $2.00

# of Shares                         100                        40
Underlying SARs

"Value" of SARs                     $80                       $80


Q6.  When will we get more information about the IPO?

     A6. We will provide you with more information about the IPO as soon as we have information and are legally able to discuss it with you.

Q7. Must I indicate what I wish to do with my SARs at this time, even though you aren't sure the IPO will go through?

     A7. Yes. At this time you need to indicate if you would have an interest in continuing to hold your SARs, or exchange them for stock options or stock, when an offer to exchange is made to do so shortly after the completion of the IPO. If the IPO does not go through, an exchange offer will not be made by USI, the exchange will not be completed and you will continue to hold the same SARs as you presently do.